SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 RCA 878, de 18.12.2020.

CERTIFICATE

MINUTES OF THE EIGHTY-SEVENTY-EIGHTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

It is hereby certified that The Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras (“Company”) held its 878th meeting, for the proper purposes, on December 18, 2020, at 8:09 am ending it at 7:25 pm on the same day. The meeting took place by videoconference in a remote environment - Cisco WEBEX Meetings. The chairman, JOSÉ GUIMARÃES MONFORTE (JGM), assumed the chairmanship of the works. The closing of the meeting was chaired by Director RUY FLAKS SCHNEIDER (RFS), who also participated in the meeting remotely. The Directors WILSON PINTO FERREIRA JR. (WFJ), MAURO GENTILE RODRIGUES CUNHA (MRC), LUCIA MARIA MARTINS CASASANTA (LMC), MARCELO DE SIQUEIRA FREITAS (MSF), RICARDO BRANDÃO SILVA (RBS), LUIZ EDUARDO DOS SANTOS MONTEIRO (LEM), DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS (FVD) and BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC) also attended the meeting remotely. There was no record of absences, thus understood as the non-participation in any block of this conclave. The Secretary of Governance BRUNO KLAPPER LOPES (BKL) and the Adviser to the Board of Directors FERNANDO KHOURY FRANCISCO JUNIOR (FKJ) also attended the meeting. REGISTRATION OF RESOLUTIONS: DEL-215/2020 - Approval of the Proposal to Reform the Bylaws and the Call for the 180th EGM of Eletrobras. RES-723, of 12.09.2020. The Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras, in the use of its powers, embodied in a decision by the Executive Board and in the statement of the Strategy, Governance and Sustainability Committee - CEGS held at the 48th meeting ended on 12.15.2020, in the material of support and in the documents below, RESOLVED: Resolution of the Executive Board nº 723, of 12.09.2020; Executive Board Report DC-261, of 12.08.2020; Executive Summary DFR nº 011, of 12.09.2020; Memorandum PRJE-0194, dated 10.28.2020; Memorandum PRJE-0218, of 12.07.2020. 1. approve the proposal to amend Eletrobras 'Bylaws, as provided in the Call Notice and the Management Proposal for the 180th Extraordinary General Shareholders' Meeting and annexes; 2. to approve the call for the 180th Extraordinary General Shareholders' Meeting, to be held in the fully digital model, within a minimum period of 30 (thirty) days, counted from the date of its publication, under the terms of the Call Notice and the Management Proposal and annexes; 3. determine that the Financial and Investor Relations Department - DF adopt the necessary measures for the call referred to in item 2, and that the Department of Corporate Governance - DCAG, the Investor Relations Superintendence - DFR, the Secretariat of Governance of the Board of Directors - CAAS and the General Secretariat - PRGS adopt, each within their scope of action, the necessary measures to comply with this Resolution. DEL-218/2020 - Amazonas Energia - Reprofiling of the amazonas energy debt arising from the financing contracts and guarantees provided to the 2018 DCIs. RES-724, of 12.09.2020. The Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras, in the use of its powers, embodied in a decision of the Executive Board, in the statement of the Statutory Audit and Risk Committee - CAE held at the 156th meeting of 12.10.2020, in the supporting material and in the documents below, RESOLVED: Resolution of the Executive Board nº 724, of 12.07.2020; Executive Board Report DF-107, of 12.09.2020; Technical Information DFF-077, of 12.09.2020; Memorandum PRJE-0213, of 12.03.2020; Executive Summary DFF-021, of 12.17.2020; 1. to approve the signing of the debt re-profiling instrument of Amazonas Energia arising from overdue and unpaid charges, loan and financing contracts ECF-2903/10-JN, ECF-3361/18-JN, ECF-3378/19, ECF-3382/19, ECR-0284/14D-JN, ECR-0289/14-JN and the debt related to the remuneration for the guarantee provided by Eletrobras to the 2018 Debt Confession Instruments (ICDs), signed with Petrobras and with BR Distribuidora, according to the table below:

2 CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 RCA 878, de 18.12.2020.

2. to approve the execution of a reprofiling/addendum instrument to the contracts, related to the maturing amounts of the Amazonas Energia loan and financing contracts, listed below, to adjust by changing its conditions of Amortization, Interest, Grace and Guarantees, as follows:

3. to approve the execution of a re-profiling instrument/amendment to the contracts, related to the maturing amounts of the Amazonas Energia loan and financing contracts, listed below, to adjust by changing its conditions of Amortization, Interest, Grace and Guarantees, as follows:

4. the instruments resulting from the approval of items 1 and 2 of this Resolution will be governed by the following financial conditions: 4.1. Debt value: value of each contract to be updated until 11/30/2020, plus the IOF levied on the operation; 4.2. Amortization: 24 (twenty-four) monthly installments, equal and successive, with payment every 30 (thirty) days of each month, and the first installment falling due on the 30 (thirty) day of the month following the grace period; 4.3. Grace period for principal: until November 30, 2021, with the first installment due on December 30, 2021; 4.4. Interest rate: monthly CDI interest plus 3% (three percent), without incorporating interest during the grace period, calculated pro rata temporis on the adjusted debit balance, with payment on the 30th day of each month; 4.5. Interest on late

3 CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 RCA 878, de 18.12.2020.

payments and fines: in case of late payment, interest on late payments of 1% (one percent) per month and a fine of 10% (ten percent) will be charged on the late installments; 5. the instruments resulting from the approval of item 3 of this Resolution will be governed by the following financial conditions: 5.1. Debt value: R$ XXXX (XXXXXX) to be updated until 11/30/2020, plus the IOF levied on the operation; 5.2. Amortization: 120 (one hundred and twenty) monthly installments, equal and successive, with payment every 30 (thirty) days of each month, and the first installment falling due on the 30 (thirty) day of the month following the grace period; 5.3. Grace period for principal: until November 30, 2023, with the first installment due on December 30, 2023; 5.4. Interest rate: monthly CDI interest plus 3% (three percent), without incorporating interest during the grace period, calculated pro rata temporis on the adjusted debit balance, with payment on the 30th day of each month; 5.4.1. if the company is in default with all obligations arising from the financing contracts with Eletrobras on November 30, 2023, a discount of 0.4% (zero point four percent) will be applied to the interest rate, of so that the rate will change to CDI plus 2.6% (two point six percent); 5.4.2. the discount referred to in the item above will cease if the company defaults on any contract at any time and can no longer be applied until the end of the term of the contracts; 5.5. Interest on late payments and fines: in case of late payment, interest on late payments of 1% (one percent) per month and a fine of 10% (ten percent) will be charged on the late installments; 6. the remaining conditions will apply to all contracts: 6.1. Guarantee: Amazonas Energia - D will lend as a guarantee to this re-profiling operation, the revenue from the non-depreciated amounts of Property, Plant and Equipment in Progress (AIC) under the terms of art. 8 of Law No. 12,783, of 2013; 6.1.1. the signing of the fiduciary assignment agreement on the rights related to the financial flow of receipt of the AIC by Amazonas Energia - D and Eletrobras is a condition for the effectiveness of this operation and must occur within 30 (thirty) days after the signing of the renegotiation instrument; 6.1.2. Amazonas Energia - D will have until December 2021 to present a reinforcement of the guarantee for the financial flow not covered by the AIC in the period between December 2022 and February 2024; 6.1.3. Amazonas Energia - D will have until March 2024 to present a new guarantee reinforcement for the balance still open on the date or, alternatively, a guarantee on the value of the installments due in the subsequent 12 (twelve) months, which must be renewed at each year; 6.1.4. failure to comply with the provisions of items 6.1, 6.1.1, 6.1.2 and 6.1.3 may result in early maturity of the debt, at the discretion of Eletrobras; 6.2. Amazonas Energia - D must send information to Eletrobras, according to the production periodicity of each one, about the company and about the fulfillment of the established in the Business Plan, as follows: a) Audited quarterly accounting information; b) Audited annual financial statements; c) Business Plan updated annually and approved by the management of Amazonas; d) Quarterly reports on the status and explanation of compliance with the parameters established in the Business Plan; e) Quarterly sending of the projected cash flow for the next 12 (twelve) months; f) Monthly information on DEC, FEC, Energy loss, default (TAF), PMSO performed/Regulatory PMSO and over-contracting indicators; 6.2.1. failure by Eletrobras to receive the information listed in item 6.2, within 10 (ten) days from its knowledge by Amazonas - D, may result in early maturity of the debt, at Eletrobras' discretion; 6.3. Default: the delay in the payment of any installment or amount by Amazonas Energia - D, for a period exceeding 3 (three) months, consecutive or not, may result in early maturity of the total debt represented in the instrument, at Eletrobras' discretion, without prejudice to the application of the charges provided for in item 5.1 of this instrument; 6.4. Eletrobras may, at any time, assign the rights on the receivables subject to this instrument, without the need for prior consent from Amazonas Energia - D; 7. other obligations to be included in the contractual instrument: 7.1. Amazonas Energia - D must: (i) deliver to Eletrobras the contractual instruments of reprofiling and guarantee duly signed, (ii) it must present a signed Promissory Note referring to the total value of the contractual instrument, (iii) register the contractual instruments for reprofiling and guarantee in the Registry of Titles and Documents immediately after the signature of Eletrobras in the referred instruments; 7.2. “Other Expenses: THE BENEFICIARY will pay Eletrobras any and all charges, fees or taxes that may be levied on the instrument now agreed upon, even if Eletrobras is the taxable person of the collection; Paragraph One - The BENEFICIARY will also pay Eletrobras any and all expenses that the latter incurs for the security and regularization of its credit rights. Second Paragraph - The expenses referred to in this Clause, in its caput and First Paragraph, will be paid for within 10 (ten) business days of the issuance of the debit notice

4 CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 RCA 878, de 18.12.2020.

by Eletrobras, under penalty of applying the penalties provided for in Clause XXXX (interest of and fine). ” 7.3. “The BENEFICIARY declares and warrants that neither the BENEFICIARY, directly or through any subsidiary or affiliate, nor any of its directors, employees, or any person acting on its behalf, has performed or will perform any act that may consist in violation of the prohibitions described United States Foreign Corrupt Practices Act of 1977, 15 USC §78-dd-1, et seq., as amended, hereinafter referred to as the FCPA, including payment, offer, promise or authorization to pay money or anything of value, directly or indirectly, to (i) any employee, government official or representative of, or any person acting officially for or on behalf of (A) a government entity, one of its political subdivisions or one of its local jurisdictions, (B) an organ, council, commission, court or agency, whether civil or military, of any of those indicated in the previous item, regardless of its constitution (C) an association, organization, company or enterprise controlled or owned by a government, or (D) a political party (items A to D hereinafter jointly referred to as GOVERNMENTAL AUTHORITY), (ii) a legislative, administrative or judicial, regardless of whether it is an elected or commissioned office, (iii) an officer of, or individual who holds a position in, a political party, (iv) a candidate for political office, (v) an individual who holds any other office official, ceremonial, commissioned or inherited in a government or any of its organs, or (vi) an official or employee of a supranational organization (for example, World Bank, United Nations, International Monetary Fund, OECD) (hereinafter GOVERNMENT), or to any person as long as it is known, or if you have reason to believe that any portion of such exchange is made for the purpose of: a) influencing any act or decision of such (such) GOVERNMENT OFFICER(S) in your craft, in including failing to perform an official act, with the purpose of assisting Eletrobras, the BENEFICIARY or any other person to obtain or retain business, or direct business to any third party; b) ensure an improper advantage; c) induce such (a) GOVERNMENT OFFICER(S) to use their influence to affect or influence any act or decision of a GOVERNMENTAL AUTHORITY for the purpose of assisting Eletrobras, the BENEFICIARY or any other person to obtain or retain business, or direct business to any third party; or d) provide an unlawful personal gain or benefit, whether financial or otherwise, to such (such) GOVERNMENT OFFICER(S). ” 7.4. "The BENEFICIARY, including its directors and employees and all persons acting on its behalf, with respect to all matters affecting Eletrobras or its businesses, undertake to (i) remain in full compliance with the FCPA, and any anti-bribery legislation, applicable anti-corruption and conflict of interest laws, or any other legislation, rule or regulation of similar purpose and effect, refraining from any conduct that may be prohibited to persons subject to the FCPA, (ii) observe and comply with the Eletrobras Compliance to be provided by Eletrobras, and (iii) observe Law 12.846/2013 (Brazilian Anticorruption Law) ”; 8. determine that the definitive instrument be prepared based on the contractual model approved by means of Resolution No. 162/2012, considering the other conditions set out in this Resolution; 9. Delegate powers to Eletrobras' Executive Board to approve the execution of the fiduciary assignment contract related to the presented Guarantee; 10. determine that the Planning and Control Superintendence - DFP adopt the necessary measures to make budgetary availability feasible for granting the financing on the agenda, the Corporate Finance Superintendence - DFF adopts the necessary measures for the monitoring and operationalization of the financing on the agenda, the Legal Superintendence - PRJ adopts the necessary measures for the elaboration of the definitive contractual instrument, and that the Governance Secretariat of the Board of Directors - CAAS and the General Secretariat - PRGS adopt, each within its scope, the other necessary measures to the compliance with this Resolution. DEL-220/2020 - CHESF - Eletrobras's agreement, as guarantor, to the Financing Agreement to be signed with Banco do Nordeste do Brasil SA (BNB), with a view to leveraging the implementation of reinforcements and improvements in transmission facilities Subsidiary. RES-741, of 12.14.2020. The Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras, in the use of its powers, embodied in a decision of the Executive Board, in the statement of the Statutory Audit and Risk Committee - CAE held at the 157th meeting ended on 12.15.2020, in the supporting material and in the documents below, RESOLVED: Resolution of the Executive Board nº 741, of 14.12.2020; Executive Board Report DF-110, dated 12.14.2020; Technical Information DFF-080, dated 12.10.2020; Executive Summary DFF-023, of 12.14.2020; PRJE Memorandum 0223, dated 12.10.2020; 1. To agree to Chesf's signature on the Financing Agreement to be signed by the Subsidiary with Banco do Nordeste do Brasil SA (BNB), pursuant to the attached draft, which must present the following financial conditions: • Amount: up to R$ 263,115,874.76; • Financing source: Constitutional

5 CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 RCA 878, de 18.12.2020.

Financing Fund of the Northeast - FNE; • Term: 156 months (including a 24-month grace period); • Grace period for principal: 24 months; • Amortization: quarterly interest during the grace period and monthly during the amortization period, together with the installments falling due from the principal; • Financial charges: as defined in a legal diploma for the FNE source, in force at the time the financing was contracted. The interest rate is composed of IPCA + fixed portion (pre-fixed). For the month of October / 2020 (BACEN Communication nº 36.338/2020), considering IPCA of 3.92% a.a., the rate would be 5.40% a.a. to 65.14% of the financing, and from 5.13% a.a. for the other 34.86% of the financing; • Guarantees: (i) Fidejussory: Eletrobras guarantee; (ii) Fiduciary Assignment of a Reserve Account Liquidity Fund: to be constituted in advance and in proportion to each disbursement and maintained throughout the term of the credit operation, represented by financial investments in an amount equivalent to at least 4.82% the sum of the existing principal debit balance with the value of the portion to be disbursed, which corresponds, as a reference value when signing the contract, to R$ 12,682,185.16; (iii) Binding and Centralization of Receivables: represented by receipts from transmission revenues, which already pass through BNB, in the minimum monthly amount of R$ 40,200,000.00, totaling R$ 482,400,000.00 per year; (iv) Credit Rights Assignment and Binding: represented by receivables equivalent to the total amount of revenue resulting from the remuneration for the provision of the public energy transmission service corresponding to investments in service reinforcements and improvements (Additional RAP of the undertakings subject to the instrument of credit), in the minimum monthly amount of R$ 8,027,352.75, totaling R$ 96,328,233.00 per year; 2. approve the signature of Eletrobras, as guarantor, in the financing agreement mentioned in item 1; 3. delegate powers to Eletrobras 'Executive Board to approve any amendments to the Financing Agreement mentioned in item 1, provided that they do not matter, after prior evaluation of Eletrobras' financial area, in altering the structuring conditions of the operation, such as, but not limiting, the increase in the issue value and / or changes in the financial charges contracted and without prejudice to compliance with the conditions usually practiced by the market; 4. to determine that the Corporate Finance Superintendence - DFF, the Funding, Guarantees and Debt Department - DFFG, the Governance Secretariat of the Board of Directors - CAAS and the General Secretariat - PRGS adopt, each within their scope of action, the necessary measures to comply with this Resolution. DEL-221/2020 - Election of the Chairman of the Eletrobras Board of Directors. The Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras, in the use of its powers, is reflected in the presentation of the Rapporteur, considering the letter presented at the end of the 878th meeting of the Board of Directors of Eletrobras by Mr. José Guimarães Monforte, through the which resigns from the position of Board Member of Eletrobras, RESOLVED: 1. approves the election of Board Member RUY FLAKS SCHNEIDER to the position of Chairman of the Board of Directors of Eletrobras, replacing Mr. José Guimarães Monforte, to exercise the chairmanship of the collegiate until the next General Meeting, pursuant to art. 38 of Eletrobras' Bylaws; 2. determine that the General Secretariat - PRGS, the Governance Secretariat of the Board of Directors - CAAS, the Investor Relations Superintendency - DFR, the Corporate Governance Department - DCAG, the People Management Superintendence - DSP, the Global Coordination of the CSC - DSC and the Communication Superintendence - PRC, each within its scope of action, adopt the necessary measures to comply with this Resolution. DEL-222/2020 - Change in the composition of the Eletrobras Strategy, Governance and Sustainability Committee - CEGS and the appointment of its new Coordinator. The Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras, in the use of its attributions, and embodied in the presentation of the Rapporteur, RESOLVED: 1. approve the appointment of LÚCIA MARIA MARTINS CASASANTA to coordinate the Strategy, Governance and Sustainability Committee - CEGS, in view of the resignation presented by Mr. José Guimarães Monforte to the positions of member of the Board of Directors of Eletrobras and member of CEGS; 2. ratify the new composition of CEGS, as follows: LÚCIA MARIA MARTINS CASASANTA - Coordinator and Member; BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO - Member; LUIZ EDUARDO DOS SANTOS MONTEIRO - Member; RICARDO BRANDÃO SILVA - Member; 3. determine that the General Secretariat - PRGS, the Governance Secretariat of the Board of Directors - CAAS, the Investor Relations Department - DFR, the Corporate Governance Department - DCAG, the People Management Department - DSP, the Global Coordination of the CSC - DSC and the Communication Superintendence - PRC, each within its scope of action, adopt the necessary measures to comply

6 CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 RCA 878, de 18.12.2020.

with this Resolution. This certificate is drawn up and signed by me, BRUNO KLAPPER LOPES, Secretary of Governance of the Eletrobras Board of Directors.

Rio de Janeiro, December 29, 2020

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2020

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.